Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com
August 3, 2018

Cecilia Blye
Securities and Exchange Commission
Chief, Office of Global Security Risk
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Terex Corporation (“Terex” or the “Company”) Form 10-K for the Year Ended December 31, 2017 Filed February 16, 2018 File No. 1-10702

Dear Ms. Blye:

I have received a copy of your letter dated July 26, 2018, conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 10-K for the Year Ended December 31, 2017

General

SEC REQUEST OR COMMENT NO. 1:

In your letter to us dated July 14, 2015, you stated that you had sold equipment into Syria, and that you may continue to have such sales to that country. As you know, Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. You do not include disclosure about Syria in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria since your 2015 letter, including contacts with its government, whether through subsidiaries, dealers, distributors, or other direct or indirect arrangements.

TEREX CORPORATION’S RESPONSE:

Terex has no subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Syria. In addition, Terex does not have any agreements, commercial arrangements, or other contacts with the government of Syria or, to the best of our knowledge and belief, entities they control.

Since our letter dated July 14, 2015, a Terex foreign subsidiary sold $424 of foreign-manufactured equipment into Syria in 2015. To the Company’s knowledge, the percentage of U.S. content in the foreign products that our foreign subsidiary sold contained 10% or less than the value of the product. This foreign subsidiary was part of the Company’s Material Handling and Port Solutions business. This business was subsequently sold on January 4, 2017. As a result, the Company no longer has access to such former subsidiary’s records. We believe the foreign manufactured equipment sold into Syria in 2015 was spare parts and/or components for port solutions products. The Company’s foreign subsidiaries had $0 of sales into Syria in 2016, 2017 and year-to-date 2018.

Terex anticipates no change in the nature or extent of its activities or contacts with Syria with certain Terex foreign subsidiaries selling immaterial amounts, if any, of foreign-manufactured equipment into Syria where permitted under U.S. and local law.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
August 3, 2018

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex’s filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen
Eric I Cohen

cc: John L. Garrison
John D. Sheehan

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com